Mail Stop 4561

March 1, 2006

Charles G. Betty, President
Earthlink, Inc.
1375 Peachtree Street, N.W.
Atlanta, GA 30309

> **RE: Earthlink, Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-131541**
> **Date Filed: February 3, 2006**

Dear Mr. Betty:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us as to whether or not audited financial statements for the fiscal year ended December 31, 2005 must be provided in accordance with the instructions for Article 3 of Regulation S-X.

2. Please revise the disclosure relating to the merger consideration -- which consists of an "estimated $0.60 in cash and from 0.01757 to 0.02636 shares of Earthlink common stock" -- so that New Edge shareholders may gain a meaningful understanding of the consideration to be received and the methodologies behind the determination of the merger consideration. Refer specifically to disclosure on pages 4 and 51. Disclose the rationale behind the dual merger consideration and describe the operation and economic purpose of the formula employed to determine the consideration. Additionally, we note the disclosure on page 41 that the New Edge board identified as a potential benefit of the merger the opportunity for New Edge stockholders to sell their common stock for Earthlink common stock and cash at a price of $0.90 per share. Please explain the relationship between this $0.90 amount and the estimated cash and exchange ratios that comprise the merger consideration.

3. With respect to the cash component of the merger consideration, you should disclose the minimum amount of cash that New Edge shareholders will receive in the aggregate. Although you disclose that an estimate is appropriate because of the amount of cash available will be dependent upon the amount of New Edge indebtedness and transaction expenses, you should provide a sensitivity analysis illustrating the sensitivity of outcomes should there be changes in available cash or utilization of alternatives to the assumptions used. Please provide a current estimate of the "certain" New Edge indebtedness, merger expenses and cash to be held in reserve to pay certain tax liabilities. Please disclose who will determine the amount of the cash merger consideration that will be withheld for these purposes, and when this determination will be made.

4. As for the stock merger component of the consideration, we note that the range of shares to be received upon closing is dependent upon the number of shares released from the escrow account, which consists of 869,565 shares of Earthlink common stock that will be used to cover liabilities that Earthlink may have arising from (i) its indemnification rights with respect to New Edge breaches of representations, warranties and covenants under the merger agreement and (ii) the amount of specified tax liabilities that exceeds a $9,200,000 tax liability reserve. In this regard, the consideration should be stated in terms of the lowest amount of shares that is assured to be issued taking into consideration the possibility that zero shares will remain in escrow. Disclosure should also indicate the possibility of an increase in the stated consideration should stock remain in escrow after the occurrence of certain events as well as a more detailed disclosure relating to methods of distribution for the stock in the escrow account and the persons who will be responsible for determining whether an adjustment to the account should take place. Disclose on page 4, similar to the disclosure on page 52, that any escrow shares will be distributed following the 15-month anniversary of the closing date of the merger.

5. Please clarify the significance of the following disclosure and its impact, if any, on the consideration to be received by New Edge shareholders: "[a]t any time prior to the closing of the merger each holder of New Edge common stock and each holder of an outstanding vested 'in-the-money' New Edge stock option may elect to be entitled to receive any dividends or other distributions payable in respect of such holder's proportionate share of the escrowed shares, and to have an appointed representative vote such holder's proportionate share of the escrowed shares on behalf of such holder." Please disclose the amount of dividends or distributions paid or payable with respect to the New Edge common stock or stock options in the last two years.

6. Please clearly state, if true, that holders of record at the Effective Time, will be entitled to the merger consideration. In that regard, please update the number of shares outstanding to the latest practicable date.

7. Explain how and why the number of vested, in-the-money options to purchase shares of New Edge common stock might vary.

Undertakings

8. Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 or Anne Nguyen, Special Counsel, at (202) 551- 3611 if you have questions. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   David Carter, Esq.
        by facsimile at 404-888-4190